 Exhibit 99.1

For Immediate Release – Calgary, Alberta

TSX, NYSE: BXE

BELLATRIX ANNOUNCES $10 MILLION CDE FLOW-THROUGH FINANCING

CALGARY, ALBERTA (October 4, 2016) – Bellatrix Exploration Ltd. ("Bellatrix" or the "Company") (TSX, NYSE: BXE) is pleased to announce that it has entered into an agreement with an underwriter, pursuant to which the underwriter has agreed to purchase on a bought deal basis 8,474,576 common shares of Bellatrix, which will be issued on a private placement “flow-through” basis in respect of Canadian Development Expenses (“CDE”) at a price of $1.18 per share resulting in gross proceeds of $10 million (the “Private Placement”). The Private Placement is expected to close on or about October 27, 2016.

Proceeds from the Private Placement will be used to partially finance the Company’s drilling and completion expenditures during the remainder of 2016. Bellatrix shall, pursuant to the provisions in the Income Tax Act (Canada), incur eligible CDE (the “Qualifying Expenditures”), after the closing date and prior to December 31, 2016 in the aggregate amount of not less than the total amount of the gross proceeds raised from the issue of the subject flow-through common shares. Bellatrix shall renounce the Qualifying Expenditures so incurred to the purchasers of the flow-through common shares on or prior to December 31, 2016.

The Private Placement is subject to certain conditions including normal regulatory approvals and specifically, the approval of the Toronto Stock Exchange. The common shares issued in connection with the Private Placement will be subject to a statutory hold period of four months plus one day from the date of completion of the Private Placement, in accordance with applicable securities legislation.

Bellatrix Exploration Ltd. is a Western Canadian based growth oriented oil and gas company engaged in the exploration for, and the acquisition, development and production of oil and natural gas reserves in the provinces of Alberta, British Columbia and Saskatchewan. Common shares of Bellatrix trade on the Toronto Stock Exchange and on the New York Stock Exchange under the symbol BXE.

All amounts in this press release are in Canadian dollars unless otherwise identified.

The common shares have not and will not be registered under the U.S. Securities Act of 1933, as amended (the “U.S. Securities Act”), and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements under the U.S. Securities Act. This press release does not constitute an offer to sell or a solicitation of any offer to buy the common shares in the United States.

For further information, please contact:

Steve Toth, CFA, Vice President, Investor Relations (403) 750-1270

or

Troy Winsor, Investor Relations (800) 663-8072

Bellatrix Exploration Ltd.

1920, 800 – 5th Avenue SW

Calgary, Alberta, Canada T2P 3T6

Phone: (403) 266-8670

Fax: (403) 264-8163

www.bellatrixexploration.com

Forward looking statements:

This press release contains forward-looking statements within the meaning of applicable securities laws. The use of any of the words “may”, “expects“ , “remain“, “intends”, “anticipates“, “ongoing“, “initiative“ and similar expressions are intended to identify forward-looking statements. More particularly and without limitation, this press release contains forward-looking statements concerning the expected timing for closing of the Private Placement.

Forward-looking statements necessarily involve risks, including, without limitation, risk that all necessary approvals for the closing of the Private Placement are not received, other conditions the closing of the Private Placement are not satisfied or any other events occur that delay or prevent the closing of the Private Placement. Events or circumstances may cause actual results to differ materially from those predicted, as a result of the risk factors set out and other known and unknown risks, uncertainties, and other factors, many of which are beyond the control of Bellatrix. In addition, forward-looking statements or information are based on a number of factors and assumptions which have been used to develop such statements and information but which may prove to be incorrect and which have been used to develop such statements and information in order to provide shareholders with a more complete perspective on Bellatrix’s future operations. Such information may prove to be incorrect and readers are cautioned that the information may not be appropriate for other purposes. Although the Company believes that the expectations reflected in such forward-looking statements or information are reasonable, undue reliance should not be placed on forward-looking statements because the Company can give no assurance that such expectations will prove to be correct.

In addition to other factors and assumptions which may be identified herein, assumptions have been made regarding, among other things: that all necessary approvals for the closing of the Private Placement will be received, other conditions for the closing of the Private Placement will be satisfied and no other events will occur that delay or prevent the closing of the Private Placement. Readers are cautioned that the foregoing list is not exhaustive of all factors and assumptions which have been used. As a consequence, actual results may differ materially from those anticipated in the forward-looking statements. Additional information on these and other factors that could affect Bellatrix’s operations and financial results are included in reports (including, without limitation, under the heading “Risk Factors” in the Company’s Annual Information Form for the year ended December 31, 2015) on file with Canadian and US securities regulatory authorities and may be accessed through the SEDAR website (www.sedar.com), through the SEC website (www.sec.gov), and at Bellatrix’s website (www.bellatrixexploration.com). Furthermore, the forward-looking statements contained herein are made as at the date hereof and Bellatrix does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by applicable securities laws.